SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Priority Healthcare Corporation

(Name of Issuer)

Class A Common Stock, $.01 Par Value

Class B Common Stock, $.01 Par Value

(Title of Class of Securities)

Class A: 74264T 20 1

Class B: 74264T 10 2

(CUSIP Number)

William E. Bindley

8909 Purdue Road

Indianapolis, Indiana 46268

(317) 704-4162

Copy to:

James A. Aschleman, Esq.

Baker & Daniels LLP

300 North Meridian Street

Indianapolis, Indiana 46204

(317) 237-1131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

Class A: 74264T 20 1

Class B: 74264T 10 2

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)

Source of Funds (See Instructions):

            The shares of Class A Common Stock held by Mr. Bindley were not acquired by purchase but rather were obtained in a spin-off distribution of shares of Class A Common

            Stock held by Bindley Western Industries, Inc. to its shareholders.

            For the shares of Class B Common Stock held by Mr. Bindley, PF.

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 5,484,518* (1)

                Class B: 5,564,895* (2)

  (8)    Shared Voting Power

                Class A: 83,774 (3)

                Class B: 83,774 (3)

  (9)    Sole Dispositive Power

                Class A: 5,484,518 (1)

                Class B: 5,564,895 (2)

(10)    Shared Dispositive Power

                Class A: 83,774 (3)

                Class B: 83,774 (3)

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 5,568,292 (4) Class B: 5,648,669 (5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ (6)
(13)	Percent of Class Represented by Amount in Row (11): Class A: 84.89% Class B: 13.12% (7)
(14)	Type of Reporting Person (See Instructions): IN

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Includes (i) 700,000 shares of Class A Common Stock held in four grantor retained annuity trusts, or GRATS, each of which Mr. Bindley is the trustee and has investment control, and (ii) 68,702 shares of Class A Common Stock held by a charitable remainder unitrust of which Mr. Bindley is the trustee and has investment control. Excludes 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See footnote (2) below for a description of the terms of the Class A and Class B Common Stock.
(2)	Includes 5,484,518 shares of Class A Common Stock of which (i) 700,000 shares are held in four GRATS, each of which Mr. Bindley is the trustee and has investment control, and (ii) 68,702 shares are held by a charitable remainder unitrust of which Mr. Bindley is the trustee and has investment control. Also includes 80,377 shares of Class B Common Stock. Excludes 12,688 shares of Class B Common Stock and 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. Both Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of Class A Common Stock are entitled to three votes per share and holders of Class B Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis. Class A Common Stock will automatically convert into Class B Common Stock on a one-for-one basis upon certain transfers. Due to the conversion feature of the Class A Common Stock and pursuant to Rule 13d-3 of the Exchange Act, all numbers of shares of Class B Common Stock set forth in this Amendment No. 1 to Schedule 13D include the applicable number of shares of Class A Common Stock owned by the reporting person.
(3)	Includes 81,222 shares of Class A Common Stock held by the Bindley Family Foundation, Inc. (“BFF”) and 2,552 shares of Class A Common Stock held by the J.T. Foundation, Inc. (“JTF”). In the case of BFF, Mr. Bindley shares voting and dispositive power with three other directors, whose names and principal occupations are: Blair Scott Bindley (writer), Sally Bindley Millman (Executive Director of School on Wheels, a charitable organization) and William F. Bindley, II (President of Heartland Films, Inc.). In the case of JTF, Mr. Bindley shares voting and dispositive power with two other directors, whose names and principal occupations are: Mary Ann Bindley (not applicable) and William F. Trainor (Managing Director of Mutual Capital Partners, a private equity firm). All of the directors of BFF and JTF are citizens of the United States of America and none has been subject to applicable securities law or criminal proceedings. See footnote (2) above for a description of the terms of the Class A and Class B Common Stock.
(4)	Includes (i) 700,000 shares of Class A Common Stock held in four GRATS, each of which Mr. Bindley is the trustee and has investment control, (ii) 83,774 shares of Class A Common Stock held by BFF and JTF, and (iii) 68,702 shares of Class A Common Stock held by a charitable remainder unitrust of which Mr. Bindley is the trustee and has investment control. Excludes 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See Footnote (2) above for a description of the terms of the Class A and Class B Common Stock.
(5)	Includes 5,568,292 shares of Class A Common Stock of which (i) 700,000 shares are held in four GRATS, each of which Mr. Bindley is the trustee and has investment control, (ii) 83,774 shares are held by BFF and JTF, and (iii) 68,702 shares are held by a charitable remainder unitrust of which Mr. Bindley is the trustee and has investment control. Also includes 80,377 shares of Class B Common Stock. Excludes 12,688 shares of Class B Common Stock and 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See footnote (2) above for a description of the terms of Class A and Class B Common Stock.
(6)	Mr. Bindley disclaims beneficial ownership of 12,688 shares of Class B Common Stock and 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse.
(7)	This percentage is calculated assuming only Mr. Bindley’s shares of Class A Common Stock were converted into Class B Common Stock.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Charitable Remainder Unitrust dated May 14, 1997
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): OO. The shares of Class A Common Stock were acquired from Mr. Bindley in an estate planning transfer.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 68,702*

                Class B: 68,702* (1)

  (8)    Shared Voting Power

                Class A: 0

                Class B: 0

  (9)    Sole Dispositive Power

                Class A: 68,702

                Class B: 68,702 (1)

(10)    Shared Dispositive Power

                Class A: 0

                Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 68,702 Class B: 68,702 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 1.05% Class B: 0.18% (2)
(14)	Type of Reporting Person (See Instructions): OO

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Consists of 68,702 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(2)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997 were converted into Class B Common Stock.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): OO. The shares of Class A Common Stock were acquired from Mr. Bindley in an estate planning transfer.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 184,073*

                Class B: 184,073* (1)

  (8)    Shared Voting Power

                Class A: 0

                Class B: 0

  (9)    Sole Dispositive Power

                Class A: 184,073

                Class B: 184,073 (1)

(10)    Shared Dispositive Power

                Class A: 0

                Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 184,073 Class B: 184,073 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 2.81% Class B: 0.49% (2)
(14)	Type of Reporting Person (See Instructions): OO

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Consists of 184,073 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(2)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003 were converted into Class B Common Stock.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): OO. The shares of Class A Common Stock were acquired from Mr. Bindley in an estate planning transfer.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 105,630*

                Class B: 105,630* (1)

  (8)    Shared Voting Power

                Class A: 0

                Class B: 0

  (9)    Sole Dispositive Power

                Class A: 105,630

                Class B: 105,630 (1)

(10)    Shared Dispositive Power

                Class A: 0

                Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 105,630 Class B: 105,630 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 1.61% Class B: 0.28% (2)
(14)	Type of Reporting Person (See Instructions): OO

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Consists of 105,630 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(2)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004 were converted into Class B Common Stock.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): OO. The shares of Class A Common Stock were acquired from Mr. Bindley in an estate planning transfer.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 210,297*

                Class B: 210,297* (1)

  (8)    Shared Voting Power

                Class A: 0

                Class B: 0

  (9)    Sole Dispositive Power

                Class A: 210,297

                Class B: 210,297 (1)

(10)    Shared Dispositive Power

                Class A: 0

                Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 210,297 Class B: 210,297 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 3.21% Class B: 0.56% (2)
(14)	Type of Reporting Person (See Instructions): OO

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Consists of 210,297 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(2)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005 were converted into Class B Common Stock.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): OO. The shares of Class A Common Stock were acquired from Mr. Bindley in an estate planning transfer.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:

  (7)    Sole Voting Power

                Class A: 200,000*

                Class B: 200,000* (1)

  (8)    Shared Voting Power

                Class A: 0

                Class B: 0

  (9)    Sole Dispositive Power

                Class A: 200,000

                Class B: 200,000 (1)

(10)    Shared Dispositive Power

                Class A: 0

                Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 200,000 Class B: 200,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 3.05% Class B: 0.53% (2)
(14)	Type of Reporting Person (See Instructions): OO

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Consists of 200,000 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(2)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 were converted into Class B Common Stock.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is a joint filing of William E. Bindley, the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (collectively, the “Reporting Persons”) and amends the Schedule 13D filed by William E. Bindley with the Securities and Exchange Commission on January 8, 1999 (the “Original Schedule 13D”). The other Reporting Persons were not previously required to file a Schedule 13D. Except as otherwise specifically stated, this Amendment No. 1 amends and restates the Original Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 relates to the Class A Common Stock, $.01 par value, and the Class B Common Stock, $.01 par value, of Priority Healthcare Corporation, an Indiana corporation (“PHC”), whose principal executive offices are located at 250 Technology Park, Lake Mary, Florida 32746 (shares of PHC Class A Common Stock and Class B Common Stock sometimes are collectively referred to herein as “Common Stock”). Both Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of Class A Common Stock are entitled to three votes per share and holders of Class B Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis. Class A Common Stock will automatically convert into Class B Common Stock on a one-for-one basis upon certain transfers. Due to the conversion feature of the Class A Common Stock and pursuant to Rule 13d-3 of the Exchange Act, all numbers of shares of Class B Common Stock set forth in this Amendment No. 1 include the applicable number of shares of Class A Common Stock owned by the Reporting Person.

Item 2. Identity and Background.

This Amendment No. 1 is being filed on behalf of each of the following Reporting Persons:

(a)	Name:	(i)	William E. Bindley

		(ii)	William E. Bindley Charitable Remainder Unitrust dated May 14, 1997 (the “CRUT”)

		(iii)	William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003 (“GRAT 1”)

		(iv)	William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004 (“GRAT 2”)

		(v)	William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005 (“GRAT 3”)

		(vi)	William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (“GRAT 4”)

(b)		(i)	Mr. Bindley’s business address is:
8909 Purdue Road
Indianapolis, Indiana 46268

		(ii)	CRUT is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

		(iii)	GRAT 1 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

		(iv)	GRAT 2 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

		(v)	GRAT 3 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

		(vi)	GRAT 4 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

(c)	Present Principal Occupation of Mr. Bindley: Chairman of the Board of Priority Healthcare Corporation and Chairman of Bindley Capital Partners, LLC, 8909 Purdue Road, Indianapolis, Indiana 46268.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or it, enjoining him or it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bindley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Bindley used personal funds to purchase all shares of the Class B Common Stock which he owns. The shares of Class A Common Stock which Mr. Bindley owns were not acquired by purchase, but rather were obtained in a spin-off distribution of shares of Class A Common Stock held by Bindley Western Industries, Inc. to its shareholders. The shares of Class A Common Stock owned by CRUT, GRAT 1, GRAT 2, GRAT 3 and GRAT 4 were acquired from Mr. Bindley in an estate planning transfer.

The Voting Agreement described in Item 4 of this Amendment No. 1 was entered into by the Reporting Persons and Express Scripts, Inc. as an inducement for Express Scripts, Inc. to enter into the Merger Agreement described in Item 4 of this Amendment No. 1. The Reporting Persons did not receive additional consideration from Express Scripts, Inc. in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

On July 21, 2005, PHC entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Express Scripts, Inc., a Delaware corporation (“Express”), Pony Acquisition Corporation, an Indiana corporation and wholly owned subsidiary of Express (“Sub”) and PHC. The Merger Agreement provides for the merger of Sub with and into PHC (the “Merger”), with PHC surviving the Merger as a wholly owned subsidiary of Express.

In connection with the Merger Agreement, William E. Bindley, individually, and CRUT, GRAT 1, GRAT 2, GRAT 3 and GRAT 4 (collectively, the “Shareholders”) and Express and Sub entered into a Voting Agreement, dated July 21, 2005 (the “Voting Agreement”), pursuant to which the Shareholders have agreed that, at any meeting of the holders of PHC Common Stock, they will vote (or cause to be voted) their shares of PHC Common Stock (i) in favor of approval of the Merger Agreement providing for the merger of Sub with and into PHC, with PHC as the surviving corporation in the Merger and (ii) except as otherwise agreed to in writing in advance by Express, against the following actions (other than the Merger Agreement and the Merger): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving PHC or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of PHC or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of PHC or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the Board of Directors of PHC; (2) any material amendment of PHC’s Articles of Incorporation or By-laws; or (3) any other action involving PHC or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of PHC to consummate the Merger or (B) the transactions contemplated by the Voting Agreement and the Merger Agreement.

Under the Voting Agreement, the Shareholders have granted to, and appointed, Express, and any designee of Express, such Shareholder’s irrevocable (until the termination date of the Voting Agreement) proxy and attorney-in-fact (with full power of substitution) to vote such Shareholders’ shares of PHC Common Stock as described above. Except as described above, pursuant to the terms of the Voting Agreement, the Shareholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of PHC.

Pursuant to the Voting Agreement, each Shareholder, severally, has agreed, that while the Voting Agreement is in effect, and except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with PHC or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of such Shareholder’s Existing Shares (as defined in the Voting Agreement), or any Shares (as defined in the Voting Agreement) acquired after the date of the Voting Agreement, or any interest in any of the foregoing, except to Express; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or any interest in any of the foregoing, except to Express or Sub; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under the Voting Agreement.

Additionally, each Shareholder, severally, under the terms of the Voting Agreement shall not, nor shall such Shareholder authorize or permit any investment banker, attorney or other advisor or representative of, such Shareholder to, directly or indirectly, (i) solicit, initiate or otherwise facilitate (including by the way of furnishing information) or encourage the making by any Person (as defined in the Merger Agreement) of any Competing Transaction (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Express) any information with respect to or in furtherance of, a Competing Transaction or any proposal that constitutes, or is likely to lead to, a Competing Transaction. From and after the date of the Voting Agreement, each such Shareholder and all investment bankers, attorneys and other advisors and representatives of, each such Shareholder shall cease doing any of the foregoing. Also, under the terms of the Voting Agreement, from and after the date of the Voting Agreement, each Shareholder shall promptly and within not more than 24 hours advise Express orally and in writing of the receipt by such Shareholder (or any of the other entities or Persons referred to above) of any Competing Transaction, or any inquiry which is likely to lead to any Competing Transaction, the material terms and conditions of such Competing Transaction or inquiry, and the identity of the Person making any such proposal for a Competing Transaction or inquiry. Each Shareholder must keep Express fully informed of the status and details of any such Competing Transaction or inquiry. Notwithstanding anything described above, nothing shall prevent William E. Bindley from taking any action or omitting to take any action solely in his capacity as a member of the Board of Directors of PHC.

The Voting Agreement will terminate on the earlier of the effective time of the Merger or the termination of the Merger Agreement as provided therein.

As of the date hereof the Shares subject to the Voting Agreement represent approximately 28.9% of the outstanding voting power of the Common Stock of PHC. The Voting Agreement will also apply to any shares of Common Stock acquired by any Shareholder after the date thereof.

The summaries of the Merger Agreement and the Voting Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the shares of Common Stock of PHC beneficially owned by the Reporting Persons are set forth below.

	Number of Shares	Percent of Class
(i) William E. Bindley	Class A: 5,568,292 (1)	Class A: 84.89%
	Class B: 5,648,669 (2)	Class B: 13.12% (3)

(ii) CRUT	Class A: 68,702	Class A: 1.05%
	Class B: 68,702 (4)	Class B: 0.18% (5)

(iii) GRAT 1	Class A: 184,073	Class A: 2.81%
	Class B: 184,073 (6)	Class B: 0.49% (7)

(iv) GRAT 2	Class A: 105,630	Class A: 1.61%
	Class B: 105,630 (8)	Class B: 0.28% (9)

(v) GRAT 3	Class A: 210,297	Class A: 3.21%
	Class B: 210,297 (10)	Class B: 0.56% (11)

(vi) GRAT 4	Class A: 200,000	Class A: 3.05%
	Class B: 200,000 (12)	Class B: 0.53% (13)

(b)	Number of shares as to which Mr. Bindley has:

(i)	Sole power to vote or direct the vote:	Class A: 5,484,518* (14)
Class B: 5,564,895* (15)

(ii)	Shared power to vote or direct the vote:	Class A: 83,774 (16)
Class B: 83,774 (16)

(iii)	Sole power to dispose or direct the disposition:	Class A: 5,484,518 (14)
Class B: 5,564,895 (15)

(iv)	Shared power to dispose or direct the disposition:	Class A: 83,774 (16)
Class B: 83,774 (16)

Number of shares as to which CRUT has:

(i)	Sole power to vote or direct the vote:	Class A: 68,702*
Class B: 68,702* (4)

(ii)	Shared power to vote or direct the vote:	Class A: 0
Class B: 0

(iii)	Sole power to dispose or direct the disposition:	Class A: 68,702
Class B: 68,702 (4)

(iv)	Shared power to dispose or direct the disposition:	Class A: 0
Class B: 0

Number of shares as to which GRAT 1 has:

(i)	Sole power to vote or direct the vote:	Class A: 184,073*
Class B: 184,073* (6)

(ii)	Shared power to vote or direct the vote:	Class A: 0
Class B: 0

(iii)	Sole power to dispose or direct the disposition:	Class A: 184,073
Class B: 184,073 (6)

(iv)	Shared power to dispose or direct the disposition:	Class A: 0
Class B: 0

Number of shares as to which GRAT 2 has:

(i)	Sole power to vote or direct the vote:	Class A: 105,630*
Class B: 105,630* (8)

(ii)	Shared power to vote or direct the vote:	Class A: 0
Class B: 0

(iii)	Sole power to dispose or direct the disposition:	Class A: 105,630
Class B: 105,630 (8)

(iv)	Shared power to dispose or direct the disposition:	Class A: 0
Class B: 0

Number of shares as to which GRAT 3 has:

(i)	Sole power to vote or direct the vote:	Class A: 210,297*
Class B: 210,297* (10)

(ii)	Shared power to vote or direct the vote:	Class A: 0
Class B: 0

(iii)	Sole power to dispose or direct the disposition:	Class A: 210,297
Class B: 210,297 (10)

(iv)	Shared power to dispose or direct the disposition:	Class A: 0
Class B: 0

Number of shares as to which GRAT 4 has:

(i)	Sole power to vote or direct the vote:	Class A: 200,000*
Class B: 200,000* (12)

(ii)	Shared power to vote or direct the vote:	Class A: 0
Class B: 0

(iii)	Sole power to dispose or direct the disposition:	Class A: 200,000
Class B: 200,000 (12)

(iv)	Shared power to dispose or direct the disposition:	Class A: 0
Class B: 0

(c)	In the past 60 days, none of the Reporting Persons have effected the transactions in the Common Stock of PHC.

(d)	Interest of Certain other Persons: Not applicable

(e)	Ownership of Five Percent or Less of a Class: Not applicable.

*	These shares of Common Stock are subject to a Voting Agreement which is described in Item 4 of this Amendment No. 1 to Schedule 13D. As a result of the Voting Agreement, the voting power with respect to these shares of Common Stock may be deemed to be shared with respect to the matters covered by the Voting Agreement.
(1)	Includes (i) 700,000 shares of Class A Common Stock held in GRAT 1, GRAT 2, GRAT 3, and GRAT 4, each of which Mr. Bindley is the trustee and has investment control, (ii) 83,774 shares of

Class A Common Stock held by BFF and JTF (each as defined in footnote (16) below), and (iii) 68,702 shares of Class A Common Stock held by the CRUT. Excludes 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See footnote (15) below for a description of the terms of the Class A and Class B Common Stock.

(2)	Includes 5,568,292 shares of Class A Common Stock of which (i) 700,000 shares are held in GRAT 1, GRAT 2, GRAT 3, and GRAT 4, each of which Mr. Bindley is the trustee and has investment control, (ii) 83,774 shares are held by BFF and JTF (each as defined in footnote (16) below), and (iii) 68,702 shares are held by the CRUT. Also includes 80,377 shares of Class B Common Stock. Excludes 12,688 shares of Class B Common Stock and 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See footnote (15) below for a description of the terms of Class A and Class B Common Stock.
(3)	This percentage is calculated assuming only Mr. Bindley’s shares of Class A Common Stock were converted into Class B Common Stock.
(4)	Consists of 68,702 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(5)	This percentage is calculated assuming only the shares of Class A Common Stock owned by the CRUT were converted into Class B Common Stock.
(6)	Consists of 184,073 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(7)	This percentage is calculated assuming only the shares of Class A Common Stock owned by GRAT 1 were converted into Class B Common Stock.
(8)	Consists of 105,630 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(9)	This percentage is calculated assuming only the shares of Class A Common Stock owned by GRAT 2 were converted into Class B Common Stock.
(10)	Consists of 210,297 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(11)	This percentage is calculated assuming only the shares of Class A Common Stock owned by GRAT 3 were converted into Class B Common Stock.
(12)	Consists of 200,000 shares of Class A Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis.
(13)	This percentage is calculated assuming only the shares of Class A Common Stock owned by GRAT 4 were converted into Class B Common Stock.
(14)	Includes (i) 700,000 shares of Class A Common Stock held in GRAT 1, GRAT 2, GRAT 3, and GRAT 4 and (ii) 68,702 shares of Class A Common Stock held by the CRUT. Excludes

1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. See footnote (15) below for a description of the terms of the Class A and Class B Common Stock.

(15)	Includes 5,484,518 shares of Class A Common Stock of which (i) 700,000 shares are held in GRAT 1, GRAT 2, GRAT 3, and GRAT 4, and (ii) 68,702 shares are held by the CRUT. Also includes 80,377 shares of Class B Common Stock. Excludes 12,688 shares of Class B Common Stock and 1,820 shares of Class A Common Stock held by Mr. Bindley’s spouse; Mr. Bindley disclaims beneficial ownership of such shares. Both Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of Class A Common Stock are entitled to three votes per share and holders of Class B Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis. Class A Common Stock will automatically convert into Class B Common Stock on a one-for-one basis upon certain transfers.
(16)	Includes 81,222 shares of Class A Common Stock held by the Bindley Family Foundation, Inc. (the “BFF”) and 2,552 shares of Class A Common Stock held by the J.T. Foundation, Inc. (the “JTF”). In the case of BFF, Mr. Bindley shares voting and dispositive power with 3 other directors, whose names and principal occupations are: Blair Scott Bindley (writer), Sally Bindley Millman (Executive Director of School on Wheels, a charitable organization) and William F. Bindley, II (President of Heartland Films, Inc.). In the case of JTF, Mr. Bindley shares voting and dispositive power with two other directors, whose names and principal occupations are: Mary Ann Bindley (not applicable) and William F. Trainor (Managing Director of Mutual Capital Partners, a private equity firm). All of the directors of BFF and JTF are citizens of the United States of America and none has been subject to applicable securities law or criminal proceedings. See footnote (15) above for a description of the terms of the Class A and Class B Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, the Reporting Persons have entered into the Voting Agreement. The information set forth in Item 4 of this Amendment No. 1 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Agreement and Plan of Merger dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation, and Priority Healthcare Corporation (incorporated herein by reference from Exhibit 2.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).

Exhibit 99.3	Voting Agreement, dated as of July 21, 2005, among Express Scripts, Inc., Pony Acquisition Corporation, and William E. Bindley, individually, and the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (incorporated herein by reference from Exhibit 99.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William E. Bindley
William E. Bindley
Dated: July 21, 2005

WILLIAM E. BINDLEY CHARITABLE
REMAINDER UNITRUST DATED MAY 14, 1997

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated:	July 21, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 13, 2003

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated:	July 21, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 3, 2004

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated:	July 21, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 9, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated:	July 21, 2005

WILLIAM E. BINDLEY FAMILY GRANTOR RETAINED ANNUITY TRUST DATED MAY 12, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated:	July 21, 2005

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Agreement and Plan of Merger dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation, and Priority Healthcare Corporation (incorporated herein by reference from Exhibit 2.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).

Exhibit 99.3	Voting Agreement, dated as of July 21, 2005, among Express Scripts, Inc., Pony Acquisition Corporation, and William E. Bindley, individually, and the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (incorporated herein by reference from Exhibit 99.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).

Exhibit 99.1

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of July 21, 2005, by and among the parties signatories hereto.

The undersigned hereby agree that the Amendment No. 1 to Schedule 13D with respect to the shares of Class A common stock, par value $0.01 per share and Class B common stock, par value $0.01 per share of Priority Healthcare Corporation, an Indiana corporation, is, and any other amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties hereby execute this Joint Filing Agreement as of the date set forth above.

/s/ William E. Bindley
William E. Bindley

WILLIAM E. BINDLEY CHARITABLE REMAINDER UNITRUST DATED MAY 14, 1997

By:	/s/ William E. Bindley
William E. Bindley, Trustee

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 13, 2003

By:	/s/ William E. Bindley
William E. Bindley, Trustee

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 3, 2004

By:	/s/ William E. Bindley
William E. Bindley, Trustee

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 9, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee

WILLIAM E. BINDLEY FAMILY GRANTOR RETAINED ANNUITY TRUST DATED MAY 12, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee